Exhibit 12

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Three months ended March 31,
	2014	2013
Net loss ratio
Loss and loss adjustment expense, net	$321,844	$332,697
Net earned premium	562,612	561,186
Net loss ratio (1)	57.2%	59.3%
(Net loss ratio = net loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (2)	$147,218	$138,167
Segment revenue (3)	571,368	564,729
Expense ratio	25.8%	24.5%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio	83.0%	83.8%
(Combined ratio = net loss ratio plus expense ratio)

Accident year net loss ratio
Loss and loss adjustment expense, net	$321,844	$332,697
Add: Favorable (adverse) development	-	-

Accident year net loss and loss adjustment expense	$321,844	$332,697

Net earned premium	$562,612	$561,186
Add: (Increase) decrease related to prior year reinstatement premium	-	-

Accident year net earned premium	$562,612	$561,186

Accident year net loss ratio	57.2%	59.3%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1) Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(2) Sum of Other Expense for each of our insurance segments.

(3) Sum of Segment Revenue for each of our insurance segments.

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Three months ended March 31,
	2014	2013
Net paid loss ratio
Losses paid, net of reinsurance	$354,956	$299,529
Net earned premium	562,612	561,186
Net paid loss ratio	63.1%	53.4%
(Net paid loss ratio = losses paid, net of reinsurance, divided by net earned premium)

Ratio of earnings to fixed charges
Interest factor of rent expense (4)	$1,359	$1,250
Interest expense	7,119	6,471

Total fixed charges	$8,478	$7,721

Earnings before income tax expense	$154,972	$151,396
Interest factor of rent expense (4)	1,359	1,250
Interest expense	7,119	6,471

Earnings per calculation	$163,450	$159,117

Ratio of earnings to fixed charges (5)	19.28	20.61

(4) Estimated to be 33% of total rent expense.

(5) Earnings per calculation divided by total fixed charges.